HHG Capital Corp

1 Commonwealth Lane

#03-20, Singapore, 149544

Via Edgar

June 29, 2021

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: HHG Capital Corp (the “Company”)

Amendment No.1 to Registration Statement on Form S-1

Filed March 16, 2021

File No. 333-252885

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated March 30, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form S-1

Automatic Liquidation of Trust Account if No Business Combination, page 78

1.	Please revise the disclosure here and elsewhere to clarify whether, in the event that there is an unsuccessful effort to obtain shareholder approval for the proposed extension(s), you still may choose to extend to 18 months the deadline following the other procedures you reference.

Response: The disclosure on the cover page and 78 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Principal Shareholders, page 92

2.	We note your response to prior comment 3. Please further revise footnote (3) to identify the members of the board of HHG Investment Fund SPC.

Response: The disclosure on page 92 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Exhibits

3.	We note that your form of warrant agreement filed as Exhibit 4.4 provides that the Company agrees that any action, proceeding or claim against it arising out of or relating in any way to agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: Section 9.3 of Exhibit 4.4 has been revised in accordance with the Staff’s comment.

Please reach Sally Yin, the Company’s outside counsel at 212-407-4224 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Chee Shiong (Keith) Kok
HHG Capital Corp.
Chief Executive Officer